Exhibit 99.1

QIWI Announces Second Offer to Purchase for Cash Arranged by the Controlling Shareholder

NICOSIA, CYPRUS – November 25, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that on November 25, 2022, Dalliance Services Company has launched an offer to purchase (the “Offer”) for cash up to 5,000,000 of Company’s Class B ordinary shares (including Class B ordinary shares represented by ADSs) at a purchase price of $2.00.

The Offeror

According to the offer document, the Offer was filed by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and Chairman of the Board of Directors of QIWI PLC. The offer document highlights that the Offeror is wholly owned by Mr. Solonin.

Purpose of the Offer

As per the Offer documentation the purpose of the Offer is to provide further liquidity to the Company’s stockholders who did not tender their Shares or Shares represented by ADSs in the Previous Offer and remain limited in their ability to extract value from their holdings because they are unable to (i) trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions or (ii) receive dividends because of the sanctions imposed on the Russian National Settlement Depositary.

Key terms

As indicated in the offer documentation, the Offer is made with respect to up to 5,000,000 of Class B Ordinary Shares (the “Shares”) or Shares represented by American Depositary Shares (the “ADSs”), at the purchase price of $2.00 per Share in cash, less any applicable withholding taxes and without interest. It is also stated in the Offer, if the Offer is fully subscribed and the Offeror may elect to exercise an option to increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the expiration time, in which case the Offeror may purchase up to 6,045,989 Shares.

The Offer is not subject to any financing condition but is subject to a number of other conditions outlined in the offer document.

Expiration time

According to the offer document, the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on December 22, 2022, unless the Offer is extended, which the Offeror may elect to do in its sole discretion. The Offeror indicated that it does not currently anticipate that there will be a subsequent offering period.

The Information Agent for the Offer and contact details

For additional information, the Offeror directs shareholders to contact Alliance Advisors, LLC, the Information Agent for the Offer by phone toll-free at 877-587-1963, or by email at QIWI@allianceadvisors.com

It is important that you read the offer documentation carefully and in full. For full details of the Offer and the documentation related thereto, please refer to the Schedule TO-T, dated November 25, 2022, filed by Dalliance Services Company on the U.S. Securities Exchange Commission’s EDGAR disclosure system, which can be found at www.sec.gov.

Position of the Company and the Board on the Offer

The Company and its Board of Directors have not expressed any position on the Offer. We will make appropriate disclosures with respect to the Offer after due and careful consideration, including a thorough review of the terms and conditions of the revised Offer.

QIWI is not selling or buying any shares in the offering and will not spend or receive any funds from the offering.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Forward-Looking Statements

The information contained in this communication is as of November 25, 2022. QIWI assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law. This communication contains forward-looking information related to QIWI and the proposed Offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the Offeror’s option to exercise an option to increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the expiration time and the satisfaction of the conditions for the Offer.

Descriptions of risks and uncertainties relating to QIWI can be found in QIWI’s Registration Statement on Form F-3, as amended, Annual Report on Form 20-F and in other reports QIWI files with the SEC, all of which are available at www.sec.gov and https://investor.qiwi.com/.

Additional Information and Where to Find It

ALL INFORMATION RELATING TO THE OFFER HAS BEEN EXTRACTED FROM THE OFFER MATERIALS, INCLUDING THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE OFFER TO PURCHASE, AND NEITHER THE COMPANY, ITS BOARD OR MANAGEMENT HAVE INDEPENDENTLY VERIFIED THIS INFORMATION. NEITHER QIWI, NOR ITS BOARD OR ITS MANAGEMENT BEAR ANY RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION RELATED TO THE OFFER.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of QIWI, nor is it a substitute for any tender offer materials that Dalliance Services Company or QIWI have filed with the SEC. Dalliance Services Company and Sergey Solonin has filed a Tender Offer Statement on Schedule TO with the SEC containing an offer to purchase up to 5,000,000 of QIWI's Class B Ordinary Shares (including Class B Ordinary Shares represented by American Depositary Shares) for $2.00 per Share. QIWI will file its statement in response to the Offer on Schedule 14D-9 (the “Statement”) with the SEC within the period required under applicable SEC rules.

QIWI’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Statement, have been sent to or will be made available, as applicable, to all shareholders of QIWI at no expense to them. The Tender Offer Statement is available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Alliance Advisors, LLC, information agent for the Offer, at 200 Broadacres Drive, Bloomfield, New Jersey 07003, or at +1 877-587-1963. Copies of the documents filed with the SEC by QIWI will be available free of charge on QIWI’s internet website at https://investor.qiwi.com/ and at SEC's website at www.sec.gov.

Contact

Investor Relations

+357.25028091

ir@qiwi.com